Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three months ended June 30, 2026
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at June 30 and March 31, 2026

(expressed in thousands of US dollars)
	Notes	June 30, 2026	March 31, 2026
Assets		$	$

Current assets
Cash and cash equivalents		372,136	453,906
Trade and other receivables	10	71,945	47,601
Merchant cash advances	18	116,480	118,442
Inventories		17,173	15,886
Other current assets	11	69,616	70,580

Total current assets		647,350	706,415

Lease right-of-use assets, net		16,875	16,719
Property and equipment, net		16,920	17,003
Intangible assets, net		84,308	73,580
Goodwill		768,983	805,051
Other long-term assets	12	46,436	38,210
Deferred tax assets		8,229	8,244

Total assets		1,589,101	1,665,222

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	96,892	80,592
Lease liabilities		5,292	5,255
Income taxes payable		1,447	787
Deferred revenue		78,865	78,475

Total current liabilities		182,496	165,109

Deferred revenue		694	661
Lease liabilities		14,654	14,910
Other long-term liabilities		1,548	1,390

Total liabilities		199,392	182,070

Shareholders’ equity
Share capital	15	3,665,921	3,919,425
Additional paid-in capital		210,252	208,201
Accumulated other comprehensive income (loss)	16	(37)	1,879
Accumulated deficit		(2,486,427)	(2,646,353)

Total shareholders’ equity		1,389,709	1,483,152

Total liabilities and shareholders’ equity		1,589,101	1,665,222

Commitments and contingencies	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three months ended June 30, 2026 and 2025

(expressed in thousands of US dollars, except per share amounts)
		Three months ended June 30,
	Notes	2026	2025
		$	$

Revenues	5	322,704	304,942

Direct cost of revenues	6, 7	184,145	175,869

Gross profit		138,559	129,073

Operating expenses
General and administrative	7	29,484	34,713
Research and development	7	31,856	32,425
Sales and marketing	7	72,338	67,880
Depreciation of property and equipment		1,725	1,635
Depreciation of right-of-use assets		1,261	1,188
Foreign exchange loss (gain)		246	(2,763)
Acquisition-related compensation		157	157
Amortization of intangible assets		5,436	34,681
Restructuring	14	3,688	1,210
Gain on sale of business	4	(2,091)	—

Total operating expenses		144,100	171,126

Operating loss		(5,541)	(42,053)

Net interest income (expense)	8	4,940	(6,209)

Loss before income taxes		(601)	(48,262)

Income tax expense (recovery)
Current		1,820	1,691
Deferred		—	(386)

Total income tax expense		1,820	1,305

Net loss		(2,421)	(49,567)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(365)	7,402
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		(1,551)	3,131

Total other comprehensive income (loss)	16	(1,916)	10,533

Total comprehensive loss		(4,337)	(39,034)

Net loss per share – basic and diluted	9	(0.02)	(0.35)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three months ended June 30, 2026 and 2025

(expressed in thousands of US dollars)
	Three months ended June 30,
	2026	2025
Cash flows from (used in) operating activities	$	$
Net loss	(2,421)	(49,567)
Items not affecting cash and cash equivalents
Amortization of intangible assets	5,436	34,681
Depreciation of property and equipment and lease right-of-use assets	2,986	2,823
Deferred income tax recovery	—	(386)
Share-based compensation expense	11,795	12,963
Unrealized foreign exchange gain	(56)	(501)
Gain on sale of business	(2,091)	—
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(4,132)	475
Merchant cash advances	(8,353)	2,543
Inventories	(2,275)	(332)
Other assets	1,119	(1,073)
Accounts payable and accrued liabilities	1,272	3,295
Income taxes payable	660	293
Deferred revenue	957	791
Other long-term liabilities	158	182
Net interest (income) expense	(4,940)	6,209

Total operating activities	115	12,396

Cash flows from (used in) investing activities
Additions to property and equipment	(1,708)	(1,804)
Additions to intangible assets	(16,171)	(10,515)
Sale of business, net of cash disposed and costs of disposal paid	19,069	—
Interest income	4,967	6,114

Total investing activities	6,157	(6,205)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	3	19
Shares repurchased and cancelled	(65,586)	(86,238)
Shares repurchased for settlement of non-treasury RSUs and non-treasury PSUs	(21,133)	(30,188)
Payment of lease liabilities	(1,105)	(2,059)
Financing costs	(51)	(9)

Total financing activities	(87,872)	(118,475)

Effect of foreign exchange rate changes on cash and cash equivalents	(170)	1,413

Net decrease in cash and cash equivalents during the period	(81,770)	(110,871)

Cash and cash equivalents – Beginning of period	453,906	558,469

Cash and cash equivalents – End of period	372,136	447,598

Income taxes paid	789	1,390
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the three months ended June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2026		137,774,851	3,919,425	208,201	1,879	(2,646,353)	1,483,152

Net loss		—	—	—	—	(2,421)	(2,421)
Exercise of stock options and settlement of share awards		431,335	5,813	(5,810)	—	—	3
Share-based compensation		—	—	11,795	—	—	11,795
Shares repurchased and cancelled	15	(6,973,406)	(241,196)	—	—	161,425	(79,771)
Shares repurchased for settlement of non-treasury RSUs and non-treasury PSUs	15	(2,200,000)	(21,133)	—	—	—	(21,133)
Settlement of non-treasury RSUs	15	284,118	3,012	(3,934)	—	922	—
Other comprehensive loss	16	—	—	—	(1,916)	—	(1,916)

Balance as at June 30, 2026		129,316,898	3,665,921	210,252	(37)	(2,486,427)	1,389,709

Balance as at March 31, 2025		146,399,347	4,157,395	200,634	(7,462)	(2,686,600)	1,663,967

Net loss		—	—	—	—	(49,567)	(49,567)
Exercise of stock options and settlement of share awards		366,554	6,104	(6,085)	—	—	19
Share-based compensation		—	—	12,963	—	—	12,963
Shares repurchased and cancelled	15	(9,013,953)	(255,975)	—	—	182,345	(73,630)
Shares repurchased for settlement of non-treasury RSUs	15	(2,594,833)	(30,188)	—	—	—	(30,188)
Settlement of non-treasury RSUs	15	66,754	775	(1,067)	—	292	—
Other comprehensive income	16	—	—	—	10,533	—	10,533

Balance as at June 30, 2025		135,223,869	3,878,111	206,445	3,071	(2,553,530)	1,534,097

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Québec, Canada. Lightspeed's one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, order their inventory, accept payments, and run their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2026.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on July 29, 2026.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2026.
    3. Material accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
New and amended material accounting policies issued but not yet effective
As described in the most recent audited annual consolidated financial statements, the Company continues to evaluate the impact of IFRS 18, Presentation and Disclosure in Financial Statements, on its consolidated financial statements.
    4. Sale of business
On April 28, 2026, the Company sold all of the issued and outstanding capital stock of Provide Holdings Inc., which includes the Company's Upserve U.S. hospitality product line, to an affiliate of Skyview Equity ("Skyview") for $44,000 in cash consideration and up to $37,000 in contingent consideration. For the $44,000 of cash consideration, $20,000 was paid in cash upon closing, and $22,000 is evidenced by a senior secured bridge promissory note bearing interest at 8% per annum on a paid-in-kind basis, with an initial maturity of 90 days from closing. The promissory note includes options to extend for up to two additional 30-day periods, each subject to certain conditions being satisfied including payment of an extension fee. In July 2026, the counterparty exercised the first such extension, extending the maturity of the promissory note for an additional 30-day period. The promissory note is secured by substantially all assets of the sold entities. The promissory note is classified as a financial asset at amortized cost under IFRS 9. The remaining $2,000 of cash consideration is due to be paid within 9 months of closing. An estimated working capital adjustment of $244 was also paid upon closing. This amount remains subject to a post-closing working capital adjustment, in respect of which a receivable of $315 was recognized as at June 30, 2026. The contingent consideration of up to $37,000 shall be paid over two measurement periods ending March 31, 2027 and March 31, 2028 based on the achievement of EBITDA targets as defined in the purchase agreement. In connection with the transaction, the parties entered into transition services agreements at closing to facilitate the orderly transition of operations.
The components of the sale at the disposal date were as follows:

Net assets	$
Goodwill	35,709
Intangible assets (fully amortized)	—
Cash	400
Merchant cash advances and other net assets	14,915

Total net assets	51,024

Consideration
Cash consideration received on closing including working capital adjustment	20,244
Senior secured bridge promissory note	22,000
Other consideration receivable	2,315
Fair value of contingent consideration	10,398
Costs of disposal (partially paid)	(1,842)

Total consideration less costs of disposal	53,115

Gain on sale of business	2,091
Contingent Consideration
The fair value of the contingent consideration was estimated using a Monte Carlo simulation model applied within a risk-neutral framework. Management's forecasts of Upserve's future EBITDA were adjusted for risk using a discount rate equal to the risk-free rate plus a risk premium, and the resulting risk-adjusted forecasts were simulated under a risk-neutral

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
process using risk-free rates and an estimated asset volatility derived from comparable publicly traded companies. The simulated EBITDA outcomes were assessed against the EBITDA targets defined in the purchase agreement over the two-year earn-out period. The resulting expected earn-out payments were discounted to present value using risk-free rates adjusted for the credit risk of the counterparty. The fair value of the contingent consideration is a Level 3 measurement (see note 18). The contingent consideration is classified as a financial asset at fair value through profit or loss under IFRS 9, with changes in fair value recognized in the consolidated statement of loss and comprehensive loss in subsequent reporting periods. The fair value of the contingent consideration is presented as a component of other long-term assets on the consolidated balance sheets. As at June 30, 2026, the fair value of the contingent consideration was reassessed and no change from the initial recognition amount was identified.
Key assumptions used in the fair value measurement include management's forecast EBITDA. Because the contingent consideration is payable only upon achievement of defined EBITDA thresholds, changes in the forecast EBITDA used in the measurement could result in a significant change in the fair value of the contingent consideration. Other assumptions include an asset volatility of 38%, a risk premium of 10%, and a credit spread of 4%, and no reasonably possible change in these assumptions would have a significant effect on the fair value of the contingent consideration.
The movement in the contingent consideration is as follows:

	Three months ended June 30,
	2026	2025
	$	$

Balance - Beginning of period	—	—
Contingent consideration added through sale of business	10,398	—

Balance - End of period	10,398	—
    5. Revenues

	Three months ended June 30,
	2026	2025
	$	$

Subscription revenue	95,372	90,862
Transaction-based revenue	214,525	204,559
Hardware and other revenue	12,807	9,521

Total revenues	322,704	304,942
Transaction-based revenue includes $14,468 of revenue from the Company's merchant cash advance program for the three months ended June 30, 2026 (June 30, 2025 – $10,400).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
    6. Direct cost of revenues

	Three months ended June 30,
	2026	2025
	$	$

Subscription cost of revenue	15,870	17,343
Transaction-based cost of revenue	145,974	144,703
Hardware and other cost of revenue	22,301	13,823

Total direct cost of revenues	184,145	175,869
    7. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes and severances included in restructuring, excluding government assistance and acquisition-related compensation, for the three months ended June 30, 2026, was $92,458 (June 30, 2025 – $85,353).
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	Three months ended June 30,
	2026	2025
	$	$

Direct cost of revenues	519	301
General and administrative	4,148	4,617
Research and development	5,664	5,039
Sales and marketing	2,328	4,012

Total share-based compensation and related payroll taxes	12,659	13,969
As at June 30, 2026, the Company had 8,798,522 options (309,273 of which have vesting dependent on market conditions tied to the Company's future share price performance), 11,011,437 restricted share units, 1,113,276 performance share units which include non-market performance conditions and 251,643 deferred share units outstanding (June 30, 2025 - 12,884,988 options, 8,147,869 restricted share units, nil performance share units which include non-market performance conditions and 175,198 deferred share units outstanding).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
    8. Finance income and costs

	Three months ended June 30,
	2026	2025
	$	$

Change in fair value of share repurchase liability	342	(11,800)
Interest income	4,946	5,888
Interest expense	(348)	(297)

Net interest income (expense)	4,940	(6,209)

    9. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares are the same for the three months ended June 30, 2026 and 2025. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	Three months ended June 30,
	2026	2025

Issued and outstanding Common Shares	129,316,898	135,223,869
Weighted average number of Common Shares outstanding - basic and diluted	138,206,060	140,818,891

Net loss per share – basic and diluted	($0.02)	($0.35)
The issued and outstanding Common Shares as at June 30, 2026 are net of 4,014,840 Common Shares that have been purchased and are held in trust as described in note 15 (June 30, 2025 - 2,528,079).
The weighted average number of potentially dilutive shares that are not included in the diluted net loss per share calculations because they would be anti-dilutive was 16,703,863 stock options and share awards for the three months ended June 30, 2026 (June 30, 2025 - 16,353,423). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
    10. Trade and other receivables

	June 30, 2026	March 31, 2026
	$	$

Trade receivables	36,167	36,337
Allowance for expected credit losses	(5,640)	(5,624)

Trade receivables, net	30,527	30,713

Research and development tax credits receivable	7,985	7,772
Sales tax receivable	7,428	7,485
Consideration receivable on sale of business (see note 4)	24,628	—
Accrued interest and other	1,377	1,631

Total trade and other receivables	71,945	47,601
    11. Other current assets

	June 30, 2026	March 31, 2026
	$	$

Restricted cash and restricted deposits	1,518	1,530
Prepaid expenses and deposits	23,162	23,830
Commission asset	18,734	19,171
Contract asset and other	26,202	26,049

Total other current assets	69,616	70,580
    12. Other long-term assets

	June 30, 2026	March 31, 2026
	$	$

Restricted cash	697	700
Prepaid expenses and deposits	3,870	4,435
Commission asset	20,775	20,554
Contract asset	10,696	12,521
Contingent consideration measured at fair value	10,398	—

Total other long-term assets	46,436	38,210

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
    13. Accounts payable and accrued liabilities

	June 30, 2026	March 31, 2026
	$	$

Trade payables and trade accruals	44,549	38,960
Accrued compensation and benefits	25,634	31,786
Accrued payroll taxes on share-based compensation	3,335	2,929
Sales tax payable	3,648	3,225
Share repurchase liability	14,298	—
Provisions and other	5,428	3,692

Total accounts payable and accrued liabilities	96,892	80,592
    14. Contingencies, provisions and commitments
The Company is involved in litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
The Company implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The restructuring expense consisted primarily of cash severance costs.
Provision for severance

	Three months ended June 30,
	2026	2025
	$	$

Balance - Beginning of period	2,123	1,715
Expensed during the period	3,688	1,210
Paid during the period	(3,624)	(2,260)

Balance - End of period	2,187	665
The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 13.
    15. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to "Common Shares" refer to Subordinate Voting Shares in the capital of Lightspeed.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
Normal Course Issuer Bid
The TSX and the Board of Directors of the Company approved the renewal of the Company's normal course issuer bid ("NCIB") to purchase at its discretion for cancellation up to 8,478,469 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued as at May 11, 2026, over the twelve-month period commencing on May 25, 2026 and ending no later than May 24, 2027. Any Subordinate Voting Share purchased under the NCIB will be cancelled.
Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 172,996 Subordinate Voting Shares representing 25% of the average daily trading volume of 691,987 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on April 30, 2026.
In connection with the NCIB, the Company also entered into an automatic share purchase plan ("ASPP") under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During the three months ended June 30, 2026, under the NCIB, the Company repurchased and cancelled 6,973,406 Subordinate Voting Shares, of which certain shares were repurchased pursuant to the ASPP, for a total consideration, including transaction costs, of $65,131 (June 30, 2025 - 9,013,953 Subordinate Voting Shares for a total consideration, including transaction costs, of $85,430). Net interest income for the three months ended June 30, 2026 includes a gain from the change in fair value of the share repurchase liability related to the ASPP of $342 (June 30, 2025 – net interest expense includes a loss from the change in fair value of the share repurchase liability related to the ASPP of $11,800). There was a share repurchase liability outstanding as at June 30, 2026 of $14,298 (March 31, 2026 - nil).
Common Shares purchased for settlement of non-treasury RSUs and PSUs
Non-treasury RSUs and non-treasury PSUs have the same features as RSUs and PSUs, respectively, except that they can either be settled in cash based on the Company’s share price on the settlement date, through the delivery of Common Shares purchased on the open market or a combination thereof at the discretion of the Board. For the three months ended June 30, 2026 and the three months ended June 30, 2025, the non-treasury RSUs were settled in Common Shares purchased on the open market. No non-treasury PSUs vested or were settled during either period.
The Company has established a trust for the purpose of settling vested non-treasury RSUs and non-treasury PSUs. For non-treasury RSUs and non-treasury PSUs, the Company directs the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs and non-treasury PSUs until they are released and delivered for settlement. For accounting purposes, the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs and non-treasury PSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in additional paid-in capital associated with the non-treasury RSUs and non-treasury PSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the additional paid-in capital and the initial temporary reduction of share capital is recorded in accumulated deficit. As at June 30, 2026, a total of 4,014,840 Common Shares purchased for settlement of non-treasury RSUs and non-treasury PSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (June 30, 2025 - 2,528,079 Common Shares).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
    16. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Balance as at March 31,	2,117	(4,966)	(238)	(2,496)	1,879	(7,462)

Foreign currency differences on translation of foreign operations	(365)	7,402	—	—	(365)	7,402
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	(1,551)	3,360	(1,551)	3,360
Deferred income tax expense	—	—	—	(229)	—	(229)

Balance as at June 30,	1,752	2,436	(1,789)	635	(37)	3,071
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $95,000 CAD as at June 30, 2026 (March 31, 2026 - $97,500 CAD).
    17. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense of the top five key management personnel is as follows:

	Three months ended June 30,
	2026	2025
	$	$

Short-term employee benefits	1,004	949
Share-based payments	2,155	2,704

Total compensation expense for key management personnel	3,159	3,653
    18. Financial instruments
Fair value
The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, trade receivables, the senior secured bridge promissory note and trade payables and accrued liabilities are considered to be equal to their respective carrying values due to their short-term maturities.
Recurring fair value measurements
The fair value of contingent consideration is discussed in note 4.
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of the share repurchase liability was determined based on Level 2 inputs as the number of shares remaining to be purchased under the ASPP multiplied by the share price, subject to the contractual maximum purchase price.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the three months ended June 30, 2026 include an average repayment period of 7 months, an average discount rate over the repayment period of 14% and amounts deemed uncollectible, which amounts include write-offs, of $4,541. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
The movement in the merchant cash advances is as follows:

	Three months ended June 30,
	2026	2025
	$	$

Balance - Beginning of period	118,442	106,169
Principal issued	112,718	76,774
Amounts collected	(114,292)	(86,762)
Transaction-based revenues from fees collected incorporating fair value movement	14,468	10,400
General and administrative expenses from amounts deemed uncollectible	(4,541)	(2,955)
Derecognized on sale of business	(10,315)	—

Balance - End of period	116,480	103,626

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2026 and 2025

(expressed in thousands of US dollars, except number of shares and per share amounts)
As at June 30 and March 31, 2026, financial instruments measured at fair value in the consolidated balance sheets were as follows:

	June 30, 2026			March 31, 2026

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	372,136	372,136	Level 1	453,906	453,906
Restricted cash and restricted deposits	Level 1	2,215	2,215	Level 1	2,230	2,230
Merchant cash advances	Level 3	116,480	116,480	Level 3	118,442	118,442
Contingent consideration	Level 3	10,398	10,398	Level 3	—	—
Liabilities:
Foreign exchange forward contracts	Level 2	1,789	1,789	Level 2	238	238
Share repurchase liability	Level 2	14,298	14,298	Level 2	—	—